Exhibit 2.3

Digital Angel Corporation

CERTIFICATE OF DESIGNATION

OF THE

RELATIVE RIGHTS, RESTRICTIONS AND PREFERENCES

OF

SERIES A PREFERRED STOCK

The undersigned, as the Vice President, Finance and Chief Financial Officer of Digital Angel Corporation, a Delaware corporation (the “Company”), hereby certifies that on the 2nd day of November, 2003, the following resolutions were adopted by the Board of Directors of the Company for the purpose of establishing and designating a class of the Company’s preferred stock as “Series A Preferred Stock.”

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors by the laws of the State of Delaware and the Company’s Certificate of Incorporation, as amended and restated, the Board of Directors hereby establishes the following class of preferred stock:

A.                                   One Hundred Thousand (100,000) shares of the Company’s authorized but unissued preferred stock, $1.75 par value per share, shall be designated as “Series A Preferred Stock;” and

B.                                     The remaining balance of the Company’s authorized but unissued preferred stock shall be undesignated as to class or series.

FURTHER RESOLVED, that the Series A Preferred Stock shall have the relative rights, restrictions and preferences set forth in Appendix A attached hereto.

FURTHER RESOLVED, that Four Million (4,000,000) shares of the Company’s authorized and unissued common stock, $0.005 par value per share (“Common Stock”), are hereby reserved and set aside for issuance upon the conversion of the Series A Preferred Stock into Common Stock, such number of shares of Common Stock to be subject to adjustment as provided in the attached Appendix A.

IN WITNESS WHEREOF, I have hereunder subscribed my name this 19th day of December, 2003.

James P. Santelli
Vice President, Finance and Chief Financial Officer

Appendix A

Digital Angel Corporation

Series A Preferred Stock

The total number of shares of capital stock which Digital Angel Corporation (the “Company”) is authorized to issue is Ninety-Six Million (96,000,000) shares, consisting of Ninety-Five Million (95,000,000) shares of common stock, $0.005 per share par value (the “Common Stock”), and One Million (1,000,000) shares of undesignated preferred stock, $1.75 per share par value (the “Preferred Stock”).  The Preferred Stock shall include a class of One Hundred Thousand (100,000) shares designated as Series A Preferred Stock (“Series A Preferred”).  The balance of the Company’s authorized but unissued Preferred Stock shall be undesignated Preferred Stock.  The rights, privileges, restrictions and other matters relating to the Series A Preferred are as follows:

1.             Dividend Rights. Holders of Series A Preferred shall not be entitled to receive dividends on the Series A Preferred, except for any dividends payable in Common Stock as provided in Section 4 herein.

2.                                      Voting Rights.

(a)           General Rights.  Except as otherwise provided herein or as required by law, the Series A Preferred shall be voted equally with the shares of the Common Stock of the Company and not as a separate class, at any annual or special meeting of stockholders of the Company, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Series A Preferred shall be entitled to one vote per share of Series A Preferred held.

(b)           Separate Vote of Series A Preferred.  For so long as shares of Series A Preferred remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least fifty percent (50%) of the outstanding shares of Series A Preferred shall be necessary for effecting or validating any amendment, alteration or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Company (including any filing of a Certificate of Designation) that alters or changes the voting or other powers, preferences, other special rights or privileges or restrictions of the Series A Preferred or any other action that alters or changes the rights, preferences or privileges of the Series A Preferred.

3.             Liquidation Rights.

(a)           Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of Common Stock, the holders of Series A Preferred shall be entitled to be paid out of the assets of the Company One Dollar ($1.00) per share for each share of Common Stock obtainable upon conversion of the Series A Preferred held by them (on an as-converted basis and as adjusted for any combinations, splits, recapitalizations and the like with respect to such shares).  If, upon any such liquidation, dissolution or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series A Preferred of the liquidation preference set forth in this Section 3(a), then such assets shall be distributed among the holders of Series A Preferred at the time outstanding ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b)           After the payment of the full liquidation preference of the Series A Preferred as set forth in Section 3(a) above, the holders of Common Stock shall be entitled to be paid out of the assets of the Company One Dollar ($1.00) per share of Common Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) for each share of Common Stock held by them.  If, upon any such liquidation, dissolution or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Common Stock of the liquidation preference set forth in this Section 3(b), then such assets shall be distributed among the holders of Common Stock at the time outstanding ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(c)           After the payment of the full liquidation preferences as set forth in Sections 3(a) and 3(b) above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Series A Preferred (on an as-converted basis ) and Common Stock, based on the number of shares of Common Stock deemed outstanding.

(d)           The following events shall NOT be considered a liquidation under this Section: any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, a sale, lease or other deposition of all or substantially all of the assets of the Company, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred (an “Acquisition”).

4.             Conversion Rights.

The holders of the Series A Preferred shall have the following rights with respect to the conversion of the Series A Preferred into shares of Common Stock (the “Conversion Rights”):

(a)           Optional Conversion.  Subject to and in compliance with the provisions of this Section 4, any shares of Series A Preferred may, at the option of the holder, be converted into fully-paid and nonassessable shares of Common Stock if: (i) the volume weighted average price (as defined below) of the Common Stock over a period of ten (10) consecutive trading days prior to the conversion equals or exceeds Four Dollars ($4.00) per share (“Volume Period”) or (ii) the holder elects to participate in a Sale, as defined in the Voting and Tag-Along Agreement by and between the holder, other holders of Series A Preferred and Applied Digital Solutions, Inc.  The initial conversion rate shall be Forty (40) shares of Common Stock for each share of Series A Preferred converted (“Conversion Rate”). Such initial Conversion Rate shall be adjusted from time to time in accordance with this Section 4.  Volume weighted average price means the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Principal Market (which shall initially mean the American Stock Exchange and shall also include the New York Stock Exchange, the NASDAQ Small-Cap Market or the NASDAQ National Market, whichever is at the time the principal trading exchange or market for the Common Stock), the daily volume weighted average price of the Common Stock for such date on the Principal Market on which the Common Stock is then listed or quoted as reported; (b) if the Common Stock is not then listed or quoted on a Principal Market and if prices for the Common Stock are then quoted on the Over-The-Counter Bulletin Board, the volume weighted average price of the Common Stock for such date on the Over-The-Counter Bulletin Board; (c) if the Common Stock is not then listed or quoted on the Over-The-Counter Bulletin Board and if prices for the Common Stock are then reported in the “Pink Sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the average of the most recent bid and ask price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by a nationally recognized-independent appraiser selected in good faith by the Board of Directors of the Company.

(b)           Mechanics of Conversion.  Each holder of Series A Preferred who desires and is entitled to convert the same into shares of Common Stock pursuant to Section 4(a) shall surrender the certificate or certificates representing the shares of Series A Preferred to be converted, duly endorsed, at the office of the Company or any transfer agent for the Series A Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same.  Notices of conversion shall state the number of shares of Series A Preferred being converted. If a holder of Series A Preferred is converting the same pursuant to Section 4(a)(i), such holder must give written notice and surrender the certificate or certificates representing the shares of Series A Preferred to be converted within five (5) business days after the Volume Period. Thereupon, the Company or its transfer agent shall issue and deliver to such holder within ten (10) business days at the most recent address of the holder on the Company’s records, a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash (at the Common Stock’s fair market value which shall be deemed to be the volume weighted average price of the Common Stock over a period of ten (10) consecutive trading days prior to conversion) the value of any fractional share of Common Stock otherwise issuable to such holder of Series A Preferred.  Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.  The Company or its transfer agent shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates, along with providing any security reasonably requested by the Company or its transfer agent.

(c)           Adjustment for Stock Splits and Combinations.  If the Company at any time or from time to time after the date that the first share of Series A Preferred is issued (the “Original Issue Date”) effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Series A Preferred Conversion Rate in effect immediately before that subdivision shall be proportionately decreased.  Conversely, if the Company at any time or from time to time after the Original Issue Date combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Series A Preferred Conversion Rate in effect immediately before the combination shall be proportionately increased.  Any adjustment under this Section 4(c) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(d)           Adjustment for Common Stock Dividends and Distributions.  If the Company at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series A Preferred Conversion Rate that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A Preferred Conversion Rate then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Preferred Conversion Rate shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Preferred Conversion Rate shall be adjusted pursuant to this Section 4(d) to reflect the actual payment of such Common Stock dividend or distribution.

(e)           Adjustment for Reclassification, Exchange and Substitution.  If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of the Series A Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition as defined in Section 3(d) or a subdivision or combination of shares or a reorganization, merger or consolidation provided for elsewhere in this Section 4), upon any such event each holder of Series A Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(f)            Reorganizations, Mergers or Consolidations.  If at any time or from time to time after the Original Issue Date there is a capital reorganization of the Common Stock or the merger or consolidation of the Company with or into another corporation or another entity or person, as a part of such capital reorganization a provision shall be made so that the holders of the Series A Preferred shall thereafter be entitled to receive upon conversion of the Series A Preferred the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series A Preferred after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Series A Preferred Conversion Rate then in effect and the number of shares issuable upon conversion of the Series A Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(g)           Certificate of Adjustment.  In each case of an adjustment or readjustment of the Series A Preferred Conversion Rate for the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred, if the Series A Preferred is then convertible pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a written notice describing such adjustment or readjustment, and shall deliver such notice to each registered holder of Series A Preferred at the holder’s address as shown in the Company’s books.  The notice shall set forth such adjustment or readjustment and show in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any additional shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series A Preferred Conversion Rate at the time in effect, (iii) the number of additional shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred.

(h)           Notices of Record Date.  Upon any Acquisition (as defined in Section 3(d)), capital reorganization of the Company, reclassification or recapitalization of the capital stock of the Company, merger or consolidation of the Company with or into any other corporation or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall deliver to each holder of Series A Preferred at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of at least a majority of the then outstanding shares of Series A Preferred) a notice specifying (i) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (ii) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

(i)            Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred.  All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share.  If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (determined as set forth in Section 4(b)) on the date of conversion.

(j)            Reservation of Stock Issuable Upon Conversion.  The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred.  If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(k)           Notices.  Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively delivered: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with verification of receipt.  All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(l)            Payment of Taxes.  The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred so converted were registered.

5.            Registration Rights.

(a)           Piggyback Registration Rights.  If the Company proposes to file any registration statement (other than a registration statement on Form S-4, Form S-8, any successor or replacement form or any registration form that does not permit secondary sales) under the Securities Act of 1933, as amended (the “Securities Act”), covering a public offering of the Company’s Common Stock (“Registration Statement”), the Company will give written notice to the holders of the Series A Preferred at least forty-five (45) days before each such filing and will include in the Registration Statement (to the extent permitted by applicable regulation) as such holders may reasonably request any shares of Common Stock acquired or to be acquired by the holders of the Series A Preferred upon the conversion of the Series A Preferred, which request must be received by the Company in writing within fifteen (15) days after the giving of such notice. If the Registration Statement filed pursuant to such forty-five (45) day notice has not become effective within six (6) months following the date such notice is given to the holders of the Series A Preferred, the Company must again notify such holders in the manner provided herein. These registration rights remain applicable to shares of Common Stock issued upon the conversion of the Series A Preferred.

(b)           Demand Registration Rights.  At any time after conversion of the Series A Preferred into shares of Common Stock, and on a two(2)-time basis only, if the holders of an aggregate value of $5,000,000 or more of shares of Common Stock acquired upon conversion of the Series A Preferred request the registration of the shares of Common Stock, the Company shall promptly thereafter use commercially reasonable efforts to effect the registration under the Act, within three (3) months of filing the registration statement, of all such shares of Common Stock which such holders request in writing to be so registered, and in a manner as nearly as commercially possible corresponding to the methods of distribution described in such holders’ request.  The Company shall keep effective and maintain any such registration or qualification described in this Section 5(b) for a period of at least one (1) year after the effective date thereof; provided that it may withdraw such Registration Statement before the expiration of such one (1)-year period if all of the shares of Common Stock subject to the Registration Statement have been resold.  In addition, after the Registration Statement has been effective for at least 90 days, holders of shares of Common Stock the resale of which has been registered under the Registration Statement shall not sell such shares pursuant to the Registration Statement if the Company’s Chief Executive Officer certifies that the Board of Directors has determined that it would be unduly detrimental or prejudicial to the public market for the Company’s Common Stock or its business or financial prospects to continue sales of shares of Common Stock under the Registration Statement and the Company gives notice of such certification as hereinafter provided.  The Company shall mail such notice to each holder of record of the shares of Series A Preferred and/or the holders of the Common Stock acquired upon conversion of Series A Preferred at the addresses of such holders appearing on the books of the Company or its transfer agent.  Any notice which is given in the manner provided herein shall be conclusively presumed to have been duly given, whether or not a holder of such shares actually receives the notice.  Each such notice shall specify the period during which holders of Series A Preferred and Common Stock shall not sell their shares under the Registration Statement.  The Company also may enter a stop order on its records or have its transfer agent enter a stop order suspending sales of shares of the Common Stock under the Registration Statement as described herein.  When any such period of suspended sales terminates, the Company shall again give notice of such termination to the holders of Series A Preferred and Common Stock as provided in this Section 5(b) and also remove any corresponding stop orders

(c)           Expenses of Registration.  With respect to each inclusion of shares of Common Stock to be acquired upon conversion of the Series A Preferred in a Registration Statement pursuant to this Section 5, the Company shall bear the following fees, costs and expenses:  all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the offering is underwritten and the Company is required to bear such fees and disbursements), all internal expenses of the Company, the premiums and other costs of policies of insurance against liability arising out of the public offering and legal fees and disbursements and other expenses of complying with state securities laws of any jurisdictions in which the securities to be offered are to be registered or qualified.  Fees and disbursements of special counsel and accountants for selling holders of Common Stock to be acquired upon conversion of the Series A Preferred, underwriting discounts and commissions and transfer taxes for such selling holders and any other expenses relating to the sale of shares of Common Stock by the selling holders not expressly included above shall be borne by the selling holders.

(d)           Notices Related to Registration.  The Company shall promptly give notice of the following events to the holders of the Series A Preferred and the shares of Common Stock acquired upon conversion of the Series A Preferred:  (i) the filing of the Registration Statement; (ii) the effective date of the Registration Statement; and (iii) the entry of a stop order by the Securities and Exchange Commission or any other securities authority with jurisdiction over the Company with respect to the sale of shares pursuant to the Registration Statement.  The Company shall mail the notices as provided in this Section 5(d) to each holder of record of the Series A Preferred and the Common Stock acquired upon conversion of the Series A Preferred at the address of such holder appearing on the books of the Company.  Any notice which is given in the manner provided herein shall be conclusively presumed to have been duly given, whether or the a holder of the Series A Preferred or Common Stock actually receives the notice.

(e)           Other Matters Related to Registration.  The Company will furnish the holders of the Series A Preferred or Common Stock whose shares are included in any Registration Statement pursuant to this Section 5 with a reasonable number of copies of any prospectus included in such filings and will amend or supplement the same as required during the period of required use thereof.  In the case of the filing of any Registration Statement under this Section 5, and to the extent permissible under the Securities Act and controlling precedent thereunder, the Company and the holders of the Series A Preferred whose shares of Common Stock are included in such Registration Statement shall provide cross indemnification agreements to each other in customary scope covering the accuracy and completeness of the information furnished by each and included in such Registration Statement.  If any registration under this Section 5 is underwritten, in whole or in part, the Company may require that the shares of Common Stock requested for inclusion under this Section 5 be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriter(s).  The registration rights granted to the holders of the Series A Preferred under this Section 5 shall be available only with respect to the shares of the Company’s Common Stock into which the Series A Preferred may be converted and not with respect to the shares of Series A Preferred or any other securities of the Company.  The holders of the Series A Preferred shall cooperate with the Company in the preparation and filing of any such Registration Statement and in the furnishing of information concerning the holder for inclusion therein, or in any efforts by the Company to establish that the proposed sale is registered or exempt under the Securities Act or registered, qualified or exempt under state securities laws as to any proposed distribution.